RECEIVED

2008 APR 16 P 12: 21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

[redacted]

08001736

April 4, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letter dated April 4, 2008 enclosing the daily report on the shares bought-back by the Company.
2.	Letter dated April 4, 2008 enclosing therewith copy of media release issued by the company on buy-back of shares.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

JM FINANCIAL JM Financial Consultants Pvt. Limited 141, Maker Chambers III Nariman Point Mumbai 400 021	RELIANCE Energy Anil Dhirubhai Ambani Group Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Date : April 04, 2008

To,
The Stock Exchange, Mumbai
Corporate Relationships Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai - 400 001

Attn: Ms. Nisha Mehta

Madam,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 04, 2008, in connection to the above buyback are :

Name of the Broker	Number of Equity Shares Bought Back on 04/04/2008		Total	Average Price of Acquisition (Rs.)
	BSE	NSE / Others		
Reliance Securities Limited	165,000	235,000	4,00,000	1160.20
JM Financial Services Pvt Ltd	Nil	Nil	Nil	NA
Total (A)	165,000	235,000	4,00,000	1,160.20
Cumulative Equity Shares bought as on Yesterday i.e April 03, 2008. (B)				13,80,000
Less : Quantity Closed Out Today(C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out(C+D=E)				Nil
Total Equity Shares bought back as on **04/04/2008** (A) +(B) – (E)				17,80,000

Yours Sincerely,

For JM Financial Consultants Pvt Ltd. **Authorised Signatory**	**For Reliance Energy Limited** **Authorised Signatory**

JM FINANCIAL	RELIANCE Energy
JM Financial Consultants Pvt. Limited 141, Maker Chambers III Nariman Point Mumbai 400 021	Anil Dhirubhai Ambani Group Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

Date : April 04, 2008

To,
Listing Department
The National Stock Exchange of India Limited
Bandra – Kurla Complex,
Mumbai

Attn: Mr. Nagesh Pai / Mr. Avinash Kharkar

Dear Sir,

Sub: Information pursuant to regulation 15(i) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, about purchases by Reliance Energy Limited of its own equity shares from the open market through stock exchange.

Reliance Energy Limited (the "Company") is buying back its own fully paid up equity shares of face value Rs. 10/- each ("Shares") from the open market through the electronic trading facilities of the Stock Exchange Mumbai ("BSE") and The National Stock Exchange of India Ltd. ("NSE") (together the "Stock Exchanges").

The Company has appointed JM Financial Services Pvt Ltd and Reliance Securities Limited as its brokers ("Appointed Brokers") for placing orders on the Stock Exchanges.

The details of the purchase orders that were executed on the Stock Exchanges today i.e. April 04, 2008, in connection to the above buyback are :

Name of the Broker	Number of Equity Shares Bought Back on 04/04/2008		Total	Average Price of Acquisition (Rs.)
	BSE	NSE / Others		
Reliance Securities Limited	165,000	235,000	4,00,000	1160.20
JM Financial Services Pvt Ltd	Nil	Nil	Nil	NA
Total (A)	165,000	235,000	4,00,000	1,160.20
Cumulative Equity Shares bought as on Yesterday i.e April 03, 2008. (B)				13,80,000
Less : Quantity Closed Out Today(C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out(C+D=E)				Nil
Total Equity Shares bought back as on **04/04/2008** (A) +(B) – (E)				17,80,000

Yours Sincerely,

For JM Financial Consultants Pvt Ltd.	For Reliance Energy Limited
Authorised Signatory	Authorised Signatory

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

Reliance Energy buys back 4,00,000 equity shares

Mumbai, April 4, 2008: Reliance Energy Limited today bought-back 4,00,000 equity shares of the Company.

Since the commencement of the buy-back on March 25, 2008, Reliance Energy has so far bought back 17,80,000 equity shares aggregating Rs. 220.97 crore.

The board of directors of Reliance Energy Limited has approved buy-back of equity shares of the Company up to an aggregate amount of Rs.800 crore.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,65,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

RECEIVED

2008 APR 16 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 5, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 5, 2008 enclosing therewith the reportings published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 5, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 5, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

नवशक्ति, मुंबई, शनिवार ५ एप्रिल २००८

public notice

The Company under the buyback offer has purchased as of April 4, 2008 on BSE and NSE 17,80,000 equity shares and the amount utilised for buyback is Rs. 220.97 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: April 4, 2008
Place: Mumbai

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FINANCIAL EXPRESS | Mumbai, Saturday, April 5, 2008

public notice

The Company under the buyback offer has purchased as of April 4, 2008 on BSE and NSE, 17,80,000 equity shares and the amount utilised for buyback is Rs. 220.97 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 4, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

Saturday • April 5, 2008 • Mid Day, Mumbai

public notice

The Company under the buyback offer has purchased as of April 4, 2008 on BSE and NSE. 17,80,000 equity shares and the amount utilised for buyback is Rs. 220.97 crore

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 4, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

नवभारत, मुंबई, 5 अप्रैल 08

public notice

The Company under the buyback offer has purchased as of April 4, 2008 on BSE and NSE, 17,80,000 equity shares and the amount utilised for buyback is Rs. 220.97 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 4, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

Anil Dhirubhai Ambani Group

RECEIVED

2008 APR 16 P 12: 01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated April 4, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment /cancellation / destruction of total Nil Equity Shares of Reliance Energy Limited

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Sub: **Completion and compliance of extinguishment /cancellation / destruction of total Nil Equity Shares of Reliance Energy Limited**

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished upto March 31, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON March 31, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
-	-	-	-

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON March 31, 2008: Nil

Sr.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

D. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	Nil

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

We enclose a certified true copy of certificate dated April 01, 2008 of extinguishment / cancellation / destruction of nil Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil Equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No of shares)
23,65,30,262	Nil	23,65,30,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total Nil Equity Shares of Reliance Energy Limited

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished upto March 31, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON March 31, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
-	-	-	-

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON March 31, 2008: Nil

Sr.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

D. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	Nil

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel. +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

We enclose a certified true copy of certificate dated April 01, 2008 of extinguishment / cancellation / destruction of nil Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil Equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,65,30,262	Nil	23,65,30,262

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY THE RELIANCE ENERGY LIMITED ("Company")

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished upto March 31, 2008.

A. SHARES IN DEMATERIALISED FORM : Nil

Name of the Depository Participant and DP ID No.	Company's A/c.No	Date of Extinguishment	No. of Equity Shares Extinguished
-	-	-	-

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	Nil

It is certified that the above equity shares of Reliance Energy Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Energy Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 01.04.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFIED TRUE COPY

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated April 4, 2008 enclosing therewith the reportings published in terms of Regulation 15(i) and 5A(1)(a) of the Securities and Exchange Board of India (Buyback) Regulations, 1998.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in-terms of regulation 15(i) and 5A(1)(a) of the SEBI (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

cc to : Shri Anant Sinha
JM Financial Consultants Pvt Ltd.
141, Maker Chambers III
Nariman Point
Mumbai 400 021
Fax No. 2202 8224

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 4, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

With reference to the subject buyback offer, please find enclosed a copy of the reporting published in-terms of regulation 15(i) and 5A(1)(a) of the SEBI (Buyback) Regulations, 1998.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

cc to : Shri Anant Sinha
JM Financial Consultants Pvt Ltd.
141, Maker Chambers III
Nariman Point
Mumbai 400 021
Fax No. 2202 8224

नवभारत, मुंबई, 4 अप्रैल 08

public notice

The Company under the buyback offer has purchased as of April 03, 2008 on BSE and NSE, 13,60,000 equity shares and the amount utilised for buyback is Rs. 174.56 crore

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 03, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

public notice

The Company under the buyback offer has purchased as of April 03, 2008 on BSE and NSE 13,80,000 equity shares and the amount utilised for buyback is Rs. 174.56 crore

For and on behalf of Board of Directors of
Reliance Energy Limited.

Date: April 03, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

नवशक्ति, मुंबई, शुक्रवार ४ एप्रिल २००८

public notice

The Company under the buyback offer has purchased as of April 03, 2008 on BSE and NSE, 13,80 000 equity shares and the amount utilised for buyback is Rs 174.56 crore.

For and on behalf of Board of Directors of
Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date April 03, 2008
Place Mumbai

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FINANCIAL EXPRESS | Mumbai, Friday, April 4, 2008

public notice

The Company under the buyback offer has purchased as of April 03, 2008 on BSE and NSE, 13,80,000 equity shares and the amount utilised for buyback is Rs. 174.56 crore

For and on behalf of Board of Directors of
Reliance Energy Limited

Date: April 03, 2008
Place: Mumbai

Ramesh Shenoy
Company Secretary

Regd. Office:
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
www.rel.co.in

RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED

2008 APR 16 P 12: 18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 3, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 2, 2008 forwarding therewith the Media Release on Buy back of shares.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 3, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 3, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Ref : **Buyback of shares**

We have separately reported to stock exchanges about details of shares bought back by us today.

We forward herewith a copy of the media release proposed to be issued by us for your information.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

Reliance Energy buys back 2,00,000 equity shares

Mumbai, April 3, 2008: Reliance Energy Limited today bought-back 2,00,000 equity shares of the Company.

Since the commencement of the buy-back on March 25, 2008, Reliance Energy has so far bought back 13,80,000 equity shares aggregating Rs. 174.56 crore.

The board of directors of Reliance Energy Limited has approved buy-back of equity shares of the Company up to an aggregate amount of Rs.800 crore.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of over Rs.2,65,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

RECEIVED

2008 APR 16 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 7, 2008

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 7, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended March 31, 2008

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 7, 2008

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: Shareholding Pattern for the quarter ended March 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

RECEIVED

2008 APR 16 P 12:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 7, 2008

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: Shareholding Pattern for the quarter ended March 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED

Scrip Code : 500390 | **As on: 31st March, 2008**

Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerialised form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.29	0.28
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	15	84365265	84363612	36.61	35.67
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**26**	**85028643**	**85026983**	**36.90**	**35.95**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**85028643**	**85026983**	**36.90**	**35.95**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	283	11924356	11881374	5.17	5.04
(b)	Financial Institutions/Banks	394	720799	704081	0.31	0.30
(c)	Central Government/State Governments	56	81368	4218	0.04	0.03
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	20	42255720	42255129	18.34	17.86
(f)	Foreign Institutional Investors	552	43858727	43638173	19.03	18.54
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1305**	**98840970**	**98482975**	**42.89**	**41.79**

(2)	**Non-Institutions**					
(a)	Bodies Corporate	7274	15652015	15530012	6.79	6.62
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1569691	27524908	21292377	11.94	11.64
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	54	1946227	1904965	0.84	0.82
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0.00	0.00
2	NRIs/OCBs	17872	1448686	1026590	0.63	0.61
3	Pending Confirmation*	0	5355	0	0.00	0.00
	Sub -Total (B)(2)	**1594891**	**46577191**	**39753944**	**20.21**	**19.69**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1596196**	**145418161**	**138236919**	**63.10**	**61.48**
	TOTAL (A) +(B)	**1596222**	**230446804**	**223263902**	**100.00**	**97.43**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**4**	**6083458**	**6060266**	**0.00**	**2.57**
	GRAND TOTAL (A)+(B)+(C)	**1596226**	**236530262**	**229324168**	**100.00**	**100.00**

* Physical shares pending for demat confirmation.

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Project Ventures Private Limited	8 34 98 937	35.30
2	Reliance Capital Limited	1 653	0.00
3	Reliance Innoventures Private Limited	8 64 675	0.37
4	Smt. Kokila D Ambani	2 74 891	0.12
5	Shri Anil D Ambani	1 39 437	0.06
6	Master Jaianmol A. Ambani	1 25 231	0.05
7	Smt Tina A Ambani	1 23 812	0.05
8	Master Jaianshul A. Ambani	7	0.00
	TOTAL	**8 50 28 643**	**35.95**

Reliance Energy Limited

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	2 65 72 677	11.23
2	Morgan Stanley Mauritius Company Limited	1 23 00 954	5.20
3	Reliance Capital Trustee Co Ltd	67 35 074	2.85
4	The Bank Of New York	60 83 458	2.57
5	The New India Assurance Company Limited	48 48 113	2.05
6	Citigroup Global Markets Mauritius Private Limited	35 79 338	1.51
7	Ixis Corporate And Investment Bank	33 66 000	1.42
8	The Oriental Insurance Company Limited	33 62 475	1.42
9	Merrill Lynch Capital Markets Espana S.A. S.V.	32 28 836	1.37
10	General Insurance Corporation Of India	31 00 303	1.31
11	Quantum (M) Limited	27 12 630	1.15
	Total	**7 58 89 858**	**32.08**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Project Ventures Private Limited	Promoter	8 04 98 937	34.03
	TOTAL		**8 04 98 937**	**34.03**

Reliance Energy Limited

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	2027819	60 83 458	2.57
	TOTAL		**60 83 458**	**2.57**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	60 83 458	2.57
	TOTAL		**60 83 458**	**2.57**

* The details of individual GDR holder is not available

Reliance Energy Limited

RECEIVED
2008 APR 16 A 10: 28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 1, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 1, 2008 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges for the quarter ended March 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 1, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended March 31, 2008

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended March 31, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel. +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 1, 2008

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: REL

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended March 31, 2008

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended March 31, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Energy Limited

Quarter ending on: December 31, 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: April 1, 2008

END